Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 IMO Icebreaker: Dennis Keith and Vince Jarvie on Corporate Security as a Business Discriminator How do we safeguard our nation’s interests and retain our ability to be customers’ first choice for mission solutions while executing the largest-ever defense merger? “In corporate security, we have two main jobs: Enabling secure business operations and managing risk,” says Dennis Keith, Harris Vice President and Chief Security Officer. “That means ensuring that we have trusted networks, trusted people with the appropriate level of clearance and protected spaces to do the work we promise to do for our customers.” IMO Security Leads Vince Jarvie (L3) and Dennis Keith (Harris) Vince Jarvie agrees. “Trust is the foundation of the strong security relationships we’ve built with the DoD, domestic and international customers, and suppliers. Our focus now is on planning to become the premier Aerospace and Defense security organization to serve as a business discriminator for L3 Harris Technologies.” Jarvie is L3’s Vice President of Corporate Security and Integration Management Office (IMO) Security team co- lead with Keith. Together, they have decades of security leadership experience. Before joining Harris in 2013, Keith held senior positions in the Senior National Intelligence Service and other government agencies. Jarvie began his career in the U.S. Government Intelligence Community, transitioned to industry with Lockheed Martin and joined L3 in 2005. Both emphasize collaboration as integral to their IMO team’s success. “We are aligned on the core competencies that make up a comprehensive security program,” says Keith, listing, “industrial security, classified systems, cyber security, emergency management and counterintelligence services, including the detection and mitigation of insider threats.” Noting that each function within a company has a unique goal and mission within the enterprise – including engineering, facilities, operations, IT, and human resources, among others – Jarvie adds, “One responsibility that we all share is the obligation to protect and secure the information that we have access to in performing our job duties.”

Today’s corporate security function goes well beyond meeting government compliance regulations. Perhaps one of the biggest changes over the past several years is in managing and mitigating risk. “Technology advances have revolutionized communications, but they’ve also heightened system vulnerabilities,” says Jarvie. “No business is immune.” Keith adds that security is now considered the “fourth pillar” in evaluating how well we meet customer expectations: “It’s right up there with cost, scheduling and performance.” “Security is also reputational for customers,” says Jarvie. “It’s our responsibility to educate our employees about our obligation to protect intellectual property and classified information. If our customers can’t trust the security of our solutions and people, they could be introducing risk that impacts national security decisions, not to mention their reputation in the industry.” Keith notes that one of the IMO Security team’s initial challenges was “getting to the right level of granularity” in discussing the integration and evaluating varying perspectives on processes and metrics. “Step one in addressing differences and similarities is respecting your counterparts’ business model and strengths,” says Keith. Both leaders agree on how they will work to build the best security organization going forward. “We continually ask: What can we learn from each other? How do we take the best of both and challenge ourselves as a team to develop forward-looking improvements that support the vision of our new company?” “Listening – and more important, hearing – builds quality relationships, so our decisions are made with the best interests of the future L3 Harris Technologies in mind,” says Jarvie. As workstreams make progress in preparation for close, Security team members have embraced the IMO’s fast-paced operating tempo that Keith likes to call the “battle rhythm that helps us capture value and stay on plan.” “Ultimately, we are planning to build a security value proposition that will strengthen L3 Harris Technologies and make us a key component of our customers’ business strategy,” says Jarvie. “Our mission is to advance national security by giving our customers an edge over competitors and global adversaries.” Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate;

and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2018, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on February 14, 2019 an amendment to the registration statement on Form S-4 that was originally filed on December 14, 2018, that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. The registration statement was declared effective on February 20, 2019, and Harris filed with the SEC the definitive joint proxy statement/prospectus on February 25, 2019. The parties commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 25, 2019. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the definitive joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.